UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication determining a Pillar 2 requirement of 1.5%, applicable at individual and consolidated level, of which at least 0.84% must be complied with Common Equity Tier 1 (CET1). The Pillar 2 requirement remains at the same level as determined in the previous SREP Decision.

Therefore, BBVA shall maintain, from March 1, 2022, at consolidated level, a CET1 capital ratio of 8.60% and a total capital ratio of 12.76%.

Additionally, BBVA shall maintain, from March 1, 2022, on an individual basis, a CET1 ratio of 7.85% and a total capital ratio of 12.01%.

Please find below the applicable BBVA capital regulatory requirement at consolidated and individual basis:

Capital requirements	BBVA Consolidated		BBVA S.A. (individual)
	CET 1	Capital Total	CET 1	Capital Total
Pillar 1	4.50%	8.00%	4.50%	8.00%
Pillar 2 (P2R)	0.84%	1.50%	0.84%	1.50%
Conservation buffer	2.50%	2.50%	2.50%	2.50%
Other Systemic Important Institution buffer	0.75%	0.75%	0%	0%
Countercyclical buffer	0.01%	0.01%	0.01%	0.01%
Total capital requirements	8.60%	12.76%	7.85%	12.01%

Madrid, February 3rd, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 3, 2022
	By:	/s/ Eduardo Ávila Zaragoza
Name: Eduardo Ávila Zaragoza
Title: Head of supervisory relations